EXHIBIT 10.1

Changes to Director Compensation Arrangements

On February 2, 2006, the Board of Directors of Shore Bancshares, Inc., upon the recommendation of its Personnel Committee, increased the annual retainers and meeting fees paid to directors. Prior to these increases, each director received an annual retainer of $3,000 and a meeting fee of $250 for each Board meeting and committee meeting attended. Effective immediately, the annual retainer paid to the Chairman of the Board will increase to $10,000 and the annual retainer paid to each other director will increase to $5,000. The fees paid for attending meetings (both of the Board and its committees) will increase to $500 for committee chairpersons and $300 for all other directors.